Himalaya Shipping Ltd. (HSHP) – Conversion to fixed rate time charters for two vessels

Hamilton, Bermuda, March 11, 2025

The Company has agreed to convert the index-linked charters to fixed rate time charters for the Mount Norefjell and Mount Hua from April 1, 2025 to December 31, 2025.

The agreed conversion rate for the Mount Norefjell is US$32,000. The Mount Norefjell recently came off a fixed rate time charter of US$30,000 at the end of February and subsequently entered into a new index-linked time charter with conversion options.

The agreed conversion rate for the Mount Hua is US$31,500.

In addition, the above vessels will continue to earn scrubber premium according to the terms of the existing time charter agreements.

Following this, the Company will have 10 vessels trading on index-linked time charters.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.